P.E. 2/11/02



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of February 2002

TMM Group
(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, MexicoCity, D.
(Address of principal executive office)
C.P. 14010 Mexico

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-__________________.]

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo TMM, S.A. de C.V.
(Registrant)

Date February 12, 2002

By /s/ Jacinto Marina
(Signature)*
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

### GENERAL INSTRUCTIONS

**A. Rule as to Use of Form 6-K.**

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

**B. Information and Document Required to be Furnished.**

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

# CONTENTS

Grupo **TMM**

# CONFERENCE CALL NOTICE

# Grupo TMM, S.A. de C.V.

**(NYSE: TMM and TMM/L)**

will host a live Internet slide presentation and conference call to provide investors a review of **fourth-quarter and year-end earnings** and a **corporate update** on

**Thursday, February 28, 2002 at:**

11:00 a.m. Eastern, 10:00 a.m. Central, 9:00 a.m. Mountain, 8:00 a.m. Pacific

TO PARTICIPATE: Please dial:

**800-720-7368 or 706-679-3378**

(domestic) (international)

at least 5 minutes prior to the start of the call
or to access the call and slides on the Internet, please go to
http://www.videonewswire.com/event.asp?id=3284

REPLAY: If you are unable to participate on the call, a replay will be available through March 7 at 11:59 p.m. EST by dialing 800-642-1687 or 706-645-9291 and enter conference ID 14492

RSVP: To assist us in planning for the call, we would greatly appreciate if you would RSVP.

☐ Yes, I plan to participate in the 4Q call.

E-MAIL OR FAX LIST: Please indicate your preference for future distribution of press releases and conference call notices:

- ☐ Keep me on the Fax list.
- ☐ I'd rather receive everything by E-mail. My E-mail address is provided below.
- ☐ I want to be on the Fax list AND the E-mail list. My E-mail address is below.
- ☐ I don't want to be on either list going forward.

Name:______________________________Firm:______________________________

E-Mail Address: ____________________________________________

Please fax back to Lauren Kitterman at 312-726-3979 or e-mail to **lkitterman@dresnerco.com**